Exhibit 99.8

NexTech AR Solutions Corp.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018

(EXPRESSED IN CANADIAN DOLLARS)

NOTICE TO READER

The accompanying condensed consolidated interim financial statements of NexTech AR Solutions Corp. for the three months ended November 30, 2018 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)

	November 30, 2018	May 31, 2018
ASSETS
Current assets
Cash	$1,461,910	$2,523,717
Receivables	68,915	14,325
Prepaid	112,217	62,444
Total current assets	1,643,042	2,600,486
Non-current assets
Equipment (Note 3)	157,075	41,364
Intangible assets (Note 4)	2,470,576	2,329,861
Total non-current assets	2,627,651	2,371,225
TOTAL ASSETS	$4,270,693	$4,971,711
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 5)	$212,006	$160,031
Prepaid sales & deposits (Note 5)	6,830	-
Convertible debenture (Note 6)	-	218,024
TOTAL LIABILITIES	218,836	378,055
EQUITY
Share capital (Note 7)	6,094,767	5,375,398
Equity portion of convertible debenture (Note 6)	-	44,324
Reserves	96,963
Deficit	(2,139,873)	(826,066)
TOTAL SHAREHOLDERS’ EQUITY	4,051,857	4,593,656
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,270,693	$4,971,711

Nature of operations and going concern (Note 1)

Events after the reporting date (Note 12)

These financial statements are authorized for issuance by the Board of Directors on January 28, 2019

Approved by the Board of Directors

“Evan Gappelberg ” , Director	“Paul Duffy” , Director

The accompanying notes are an integral part of these interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Three months ended	Six months ended
	November 30, 2018	November 30, 2018
REVENUES	$43,132	$65,676
COST OF GOODS SOLD	-	(12,738)
Gross profit	43,132	52,938

GENERAL AND ADMINISTRATIVE EXPENSES
Accretion expense	7,655	18,646
Administrative fees and office costs	113,121	200,071
Amortization	28,382	52,759
Business development	21,120	23,518
Consulting fees	273,457	512,613
Investor relations	59,140	76,237
Management fees	88,770	192,855
Professional fees	36,835	118,535
Share-based payments (Note 7)	96,390	96,390
Transfer agent and regulatory fees	18,203	18,203
Travel	47,174	92,795
Foreign exchange (gain) loss	(32,332)	(35,877)
Total general and administrative expenses	757,915	1,366,745

LOSS FOR THE PERIOD	$(714,783)	$(1,313,807)

Other Comprehensive Income
Currency translation adjustment	573	573
COMPREHENSIVE LOSS FOR THE PERIOD	$714,210	$1,313,234

Loss per common share
Basic and diluted loss per common share	$(0.02)	$(0.03)
Weighted average number of common shares outstanding	39,139,213	38,330,222

The accompanying notes are an integral part of these interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
(Expressed in Canadian dollars)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
Balance as at May 31, 2018	37,537,872	$5,375,398	$44,324	$-	$(826,066)	$4,593,656
Shares released from escrow for services (Note 7)	-	120,000	-	-	-	120,000
Capital contribution	-	318,375	-	-	-	318,375
Conversion of convertible debentures	5,000,000	280,994	(44,324)			236,670
Stock-based compensation	-	-		96,390		96,390
Currency translation adjustment	-	-	-	573	-	573
Loss for the period	-	-	-		(1,313,807)	(1,313,807)
Balance as at November 30, 2018	42,537,872	$6,094,767	$-	$96,963	$(2,139,873)	$4,051,857

The accompanying notes are an integral part of these interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statement of Cash Flows
(Expressed in Canadian dollars)

Six months ended November 30, 2018

OPERATING ACTIVITIES
Loss for the period	$(1,313,807)

Adjustments
Amortization	52,759
Accretion expense	18,646
Consulting fees	120,000
Share-based payments	96,390
Currency translation adjustment	573

Changes in non-cash working capital items
Receivables	(54,590)
Prepaid expenses	(49,773)
Accounts payable, accrued liabilities and deposits	58,805
Net cash used in operating activities	(1,070,997)

INVESTING ACTIVITIES
Purchase of equipment	(126,803)
Intangible assets	(182,382)
Net cash from investing activities	(309,185)

FINANCING ACTIVITIES
Shareholder contributions	318,375
Net cash from financing activities	318,375

Net change in cash during the period	(1,061,807)
Cash, beginning of the period	2,523,717

Cash, end of the period	$1,461,910

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended November 30, 2018

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

NexTech AR Solutions Corp. (the “Company” or “NexTech”) was incorporated in the province of British Columbia on January 12, 2018. The Company’s principal business activities are the acquisition and development of augmented reality technology for purpose of generating advertising revenue and sale of its Applications (“Apps”). The Company’s registered office is located at 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate advertising revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required. These factors indicate the existence of uncertainty on the ability of the Company to continue as a going concern. These condensed consolidated interim financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

2.	BASIS OF PREPARATION

Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited financial statements for the period ended May 31, 2018, except that they do not include all the information required for the annual audited financial statements. These financial statements should be read in conjunction with the financial statements of the Company for the period ended May 31, 2018.

These condensed consolidated interim financial statements have been prepared on a historical cost basis. The preparation of these condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of the policies and reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

On October 3, 2018, the Company incorporated NexTech AR Solutions USA LLC in the state of Delaware, USA (“NexTech USA”). NexTech USA is a wholly-owned subsidiary of NexTech. Management has determined that the functional currency of NexTech USA is the US dollar.

Accounting pronouncements not yet effective

The following standard has been issued by the IASB and has not yet been adopted by the Company. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended November 30, 2018

(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (continued)

IFRS 16 Leases was issued in January 2016 (effective for NexTech on June 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company is evaluating the impact of this new standard on its financial statements.

3.	EQUIPMENT

	Trade show equipment	Office equipment	Total
Costs
May 31, 2018	$16,440	$25,472	$41,912
Additions	-	126,803	126,803
Disposals	-	-	-
November 30, 2018	16,440	152,275	168,715

Accumulated depreciation
May 31, 2018	548	-	548
Additions	1,644	9,448	11,092
Disposals	-	-	-
November 30, 2018	2,192	9,448	11,640

Net book value
May 31, 2018	$15,892	$25,472	$41,364
November 30, 2018	$14,248	$142,827	$157,075

4.	INTANGIBLE ASSETS

The following table summarizes the continuity of the Company’s intangible assets:

	License	App Portfolio	Development Costs	Total
Costs
May 31, 2018	$2,093,750	$250,000	$-	$2,343,750
Additions	-	-	182,382	182,382
Disposals	-	-	-	-
November 30, 2018	2,093,750	250,000	182,382	2,526,132

Accumulated depreciation
May 31, 2018	-	13,889	-	13,889
Additions	-	41,667	-	41,667
Disposals	-	-	-	-
November 30, 2018	-	55,556	-	55,556

Net book value
May 31, 2018	$2,093,750	$236,111	$-	$2,329,861
November 30, 2018	$2,093,750	$192,444	$182,382	$2,470,576

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended November 30, 2018

(Expressed in Canadian dollars)

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	August 31, 2018	May 31, 2018
Accounts payable	$149,888	$110,551
Accrued liabilities	62,118	49,480
Deposits	6,830	-
	$218,836	$160,031

6.	CONVERTIBLE DEBENTURES

On February 12, 2018, the Company issued convertible debentures (the "Debentures") for proceeds of $250,000. The debentures are unsecured, non-interest bearing and mature twelve months from the date of issue. The debenture holders are entitled at their sole discretion to convert the unpaid principal balance into common shares at a conversion rate of $0.05 per share and will convert automatically and without further action of the holders immediately prior to the Company completing a going public transaction or the listing of its shares on the Canadian Securities Exchange. The debenture holders were also issued a total of 5,000,000 warrants, which have an exercise price of $0.05 per share and which expire on February 11, 2019. These convertible debentures are accounted for according to the substance of the transaction and include both a liability component and an equity component. The initial liability component of $205,676 was calculated at the present value of interest payments and expected return of capital at a rate of 20% representing the interest rate that would have been charged for a nonconvertible debenture. The equity component of $44,324 was measured based on the residual value of the instrument taken as a whole after deducting the amount determined separately for the liability component. On October 31, 2018, NexTech began trading on the Canadian Securities Exchange. This event triggered the automatic conversion of the convertible debentures into 5,000,000 shares.

The following table summarizes the continuity of the liability components of the Company’s convertible debentures:

As at May 31, 2018	$218,024
Accretion expense	18,646
Conversion of debentures to share capital	(236,670)
Balance as at November 30, 2018	$-

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended November 30, 2018

(Expressed in Canadian dollars)

7.	SHARE CAPITAL

Authorized

As at November 30, 2018 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

Share Purchase Warrants

The following table summarizes the share purchase warrants outstanding and exercisable at November 30, 2018:

			Exercise	Number
Date Issued	Expiry Date		Price	Outstanding
March 29, 2018	March 29, 2020	Private placement warrants	$0.50	11,213,600
February 16, 2018	February 16, 2019	Convertible debenture warrants	$0.05	5,000,000

The weighted average outstanding life of the outstanding warrants at November 30, 2018 was .98 years.

On June 22, 2018, the Company and Future Farm Technologies Inc. (“Future Farm”) entered into a plan of arrangement in order to proceed with a corporate restructuring by the way of a statutory plan of arrangement (the “Arrangement”), whereby a series of share exchanges will take place with the result that the shareholders of the Future Farm will also become shareholders of the Company. The Arrangement was completed on August 30, 2018. As a result of the Arrangement, Future Farm effectively spun-out 11,000,000 of its common shares of the Company to the Future Farm shareholders on a pro rata basis.

During the three months ended November 30, 2018, the Company released 480,000 common shares from escrow pursuant to a consulting agreement with a third party. These shares were valued at $120,000 and share capital was increased by this amount.

Share-based Compensation

During the six months ended November 30, 2018, the Company granted 4,200,000 stock options to certain directors, officers and consultants. The Company granted 3,700,000 options on November 1, 2018 with an exercise price of $0.29; a risk-free interest rate of 2.33%; an expected life of 3 years and an expected volatility of 150%. These options vest as follows: 40% in 6 months, a further 30% after 12 months and the final 30% after 18 months. On November 2, 2018, the Company granted 500,000 options with an exercise price of $0.25; a risk- free interest rate of 2.36%; an expected life of 3 years and an expected volatility of 150%. These options vest as follows: 40% in one year, a further 30% after 18 months and the final 30% after 2 years. The Company recognized $96,390 of share-based compensation for these option grants.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended November 30, 2018

(Expressed in Canadian dollars)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

Six months ended November 30, 2018

Management fees	$192,855
Consulting fees	111,250
Administrative fees	46,896
Share-based compensation	63,350
$414,351

Amounts due to related parties as at November 30, 2018 are as follows:

Related party liabilities	November 30, 2018
CEO - fees and expenses	$37,501
President – fees	19,089
Seabord Services Corp. – CFO and accounting services	7,350
Corporate Secretary – Consulting fees	864
$64,804

The Company has issued a convertible debenture of $125,000 to the wife of the Chief Executive Officer. There were also 5,000,000 warrants with an exercise price of $0.05 issued with respect to the debenture (Note 6).

9.	FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributor of the Company’s Apps.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financings and from convertible debentures. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended November 30, 2018

(Expressed in Canadian dollars)

9.	FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at November 30, 2018 the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD with a net asset amount of US$325,000.

Interest Rate Risk

As at November 30, 2018 the Company did not have any interest-bearing loans or interest-bearing investments. Accordingly, the Company does not have significant interest rate risk.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

10.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at November 30, 2018, the Company’s financial instruments were classified as amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

For the six months ended November 30, 2018, the Company recorded $120,000 of consulting fees related to the release of 480,000 common shares from escrow, with the offsetting amount credited to share capital (Note 7). On October 31, 2018 the Company issued 5,000,000 common shares upon the conversion of the convertible debentures.

During the period ended November 30, 2018, no cash was paid for income taxes or interest.

NexTech AR Solutions Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Six Months Ended November 30, 2018

(Expressed in Canadian dollars)

12.	EVENTS AFTER THE REPORTING DATE

The following events occurred after the reporting date:

●	2,782,300 share purchase warrants were exercised at $0.50 per warrant for total proceeds of $1,391,150.

●	2,500,000 share purchase warrants were exercised at $0.05 per warrant for total proceeds of $125,000

●	In December 2018, the Company exercised its option to acquire edCetra, an eLearning platform and issued 300,000 common shares to Reuben Tozman, the founder of edCetra as compensation for the transaction. Mr. Tozman is NexTech’s Chief Operating Officer.

●	In January 2019, the Company acquired AR Ecommerce LLC, an operating business owned by two of its officers by issuing 2,000,000 common shares.

●	200,000 stock options were granted to consultants at prices ranging from $0.38 to $0.81 per option.